QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements as at July 31, 2005 of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) and the unaudited interim financial statements for the three months ended October 31, 2005. All dollar amounts herein are expressed in United States Dollars unless otherwise stated.

This MD&A is prepared as of December 8, 2005.

1.2	Overview

Quartz Mountain Resources Ltd. is a mineral exploration company. Currently it does not have an active exploration project, but is actively searching for a new acquisition. Quartz continues to review mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company’s objective is to acquire an exploration project with substantial upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project’s ultimate size potential. The project’s location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to Company shareholders. High priority projects are evaluated in follow-up field inspections.

The Company has access to the full resources of Hunter Dickinson Inc. ("HDI"), an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However the Company does not have the right to require HDI to bring to the Company all corporate opportunities which come to HDI's attention.

In February 2005, the Company transferred its listing from Tier 2 of the TSX Venture Exchange to the NEX Exchange. The Company’s trading symbol changed from QZM to QZM.H to reflect this transition.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in United States dollars except common share information.

Balance Sheets	As at July 31	As at July 31	As at July 31
	2005	2004	2003
		(restated due to change in accounting policy)	(restated due to change in accounting policy)

Current assets	$687,280	$693,697	$499,094
Mineral properties	1	–	12,915
Total assets	687,281	693,697	512,009

Current liabilities	12,659	22,849	28,542
Shareholders’ equity	674,622	670,848	483,467
Total liabilities and shareholders’ equity	$687,281	$693,697	$512,009

Operations	Year ended	Year ended	Year ended
	July 31	July 31	July 31
	2005	2004	2003
		(restated due to change in accounting policy)	(restated due to change in accounting policy)

Exploration	$–	$–	$8,086
Legal, accounting and audit	35,505	16,637	7,550
Mineral property investigations	27,125	44,848	–
Office and administration	66,864	62,963	10,434
Regulatory, trust and filing	18,523	22,338	17,023
Write-down of mineral property interests	–	15,210	1,271
Subtotal	148,017	161,996	44,364
Foreign exchange gain	(47,485)	(22,225)	(40,487)
Interest income	(15,127)	(11,605)	(11,762)
Loss (income) for the year	$85,405	$128,166	$(7,885)

Basic and diluted loss (income) per share	$0.01	$0.01	$(0.00)

Weighted average number of common shares
outstanding	11,694,601	10,091,648	9,117,231

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31
	2005	2005	2005	2005	2004	2004	2004	2004
								(restated)

Current assets	$693,187	$687,280	$687,643	$770,694	$721,880	$693,697	$744,722	$444,042
Mineral properties	1	1	–	–	–	–	–	–
Total assets	693,188	687,281	687,643	770,694	721,880	693,697	744,722	444,042

Current liabilities	16,163	12,659	9,927	60,710	38,864	22,849	20,420	22,061
Shareholders’ equity	677,025	674,622	677,716	709,984	683,016	670,848	724,302	421,981
Total liabilities and
shareholders’ equity	693,188	687,281	687,643	770,694	721,880	693,697	744,722	444,042

Working capital	677,024	674,621	677,716	709,984	683,016	670,848	724,302	421,981

Expenses
Legal, accounting and audit	693	5,326	893	19,058	10,228	7,597	(3,044)	11,714
Mineral property
investigations	–	–	6,005	–	21,120	42,101	–	1,945
Office and administration	21,855	17,206	16,797	21,189	11,672	8,445	6,879	41,402
Regulatory, trust and filing	1,428	1,214	5,682	10,708	919	1,116	5,237	14,703
Write-down of mineral
property interests	–	–	–	–	–	–	–	15,210
Subtotal	23,976	23,746	29,377	50,955	43,939	59,259	9,072	84,974
Foreign exchange loss (gain)	(21,995)	(16,999)	8,407	14,088	(52,981)	(4,532)	6,205	1,080
Interest income	(4,384)	(3,653)	(5,516)	(2,832)	(3,126)	(2,647)	(2,972)	(2,933)
Loss (income) for the period	$(2,403)	$3,094	$32,268	$62,211	$(12,168)	$52,080	$12,305	$83,121

Basic and diluted loss
(income) per share	$(0.00)	$0.00	$0.00	$0.01	$(0.00)	$0.00	$0.00	$0.01

Weighted average number of
common shares outstanding
(thousands)	11,889	11,889	11,889	11,828	11,178	11,178	9,853	9,668

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Income in the quarter ended October 31, 2005, decreased from $12,981 in the quarter ended October 31, 2004 to $2,402 due to a decrease in foreign exchange gains. This was offset by a decrease in mineral property investigation expenditures and higher office and administration costs.

The decrease in foreign exchange gains for the period ended October 31, 2005, was due mainly to the Canadian dollar (in which most of the Company’s cash and cash equivalent are held) being relatively more stable against the United States dollar as compared to that of the comparative quarter of fiscal 2005.

Legal, accounting and audit fees decreased from the period ended October 31, 2004, due to audit fees being provided for in fiscal 2005.

1.6	Liquidity

At October 31, 2005, the Company had working capital of approximately $677,000 which is sufficient to fund expected (i) administrative costs, and (ii) mineral property investigations, for the next twelve months.

Additional working capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time to acquire a major mineral property acquisition, but has sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or that the proceeds from the sale of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to such private placement financings and also upon the exercise of warrants. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

The Company had no commitments for capital expenditures as at October 31, 2005.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the period ended October 31, 2005, the Company paid HDI $17,537 (2004 – $2,725) for such services.

Exploration advances to and from HDI have occurred in the normal course, due to in-progress and near-term planned exploration or project investigation and administrative work. There are no specific terms of repayment.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

     The required disclosure is presented in note 4 of the accompanying financial statements.

(b) expensed research and development costs;

     Not applicable.

(c) deferred development costs;

     Not applicable.

(d) general and administration expenses;

     The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

     None.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at December 8, 2005, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to possible presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				11,889,426

Warrants	April 19, 2006	C$0.37	1,510,000	1,510,000

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, which address future property investigation, future production, reserve potential, exploration and exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, the availability of mineral properties for investigation, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.